SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                   9 May, 2006


                              LLOYDS TSB GROUP plc
                 (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 9 May, 2006 re: Holding(s) in Company




Letter to: Lloyds TSB Group plc
Dated: 4 May 2006


                    AMENDED SECTION 198 NOTIFICATION
                        Notification of Decrease


This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

    Ordinary Shares (5,603,344,683 shares outstanding)

Number of shares in which the Companies have an interest:

     272,152,525

Name(s) of registered holder(s):

     See Schedule B


As of 4 May 2006


LLOYDS TSB GROUP PLC

                                                            Number of Shares          Percent of Outstanding

The Capital Group Companies, Inc. ("CG") holdings                272,152,525                          4.857%

Holdings by CG Management Companies and Funds:

-   Capital Guardian Trust Company                                32,048,248                          0.572%

-   Capital International Limited                                 57,111,497                          1.019%

-   Capital International S.A.                                    11,547,178                          0.206%

-   Capital International, Inc.                                   14,067,008                          0.251%

-   Capital Research and Management Company                      157,378,594                          2.809%


                                            Schedule A



                            Schedule of holdings in Lloyds TSB Group plc
                                          As of 4 May 2006

                                 Capital Guardian Trust Company


Registered Name                                                     Local Shares

State Street Nominees Limited                                          4,040,734

Bank of New York Nominees                                              1,291,200

Northern Trust                                                           392,003

Chase Nominees Limited                                                15,363,779

BT Globenet Nominees Ltd                                                 581,900

Midland Bank Plc                                                       2,780,700

Cede & Co.                                                               125,300

Bankers Trust                                                          1,146,500

Barclays Bank                                                             25,700

Citibank London                                                            9,300

Brown Bros.                                                              280,514

Nortrust Nominees                                                      3,730,881

MSS Nominees Limited                                                      41,100

State Street Bank & Trust Co.                                            163,900

Citibank                                                                  11,500

Citibank NA                                                               40,900

Mellon Bank N.A.                                                         156,500

ROY Nominees Limited                                                      26,600

Mellon Nominees (UK) Limited                                             887,693

HSBC                                                                      34,800

JP Morgan Chase Bank                                                     916,744


                                                      TOTAL           32,048,248


                                      Schedule B

                             Capital International Limited

Registered Name                                                     Local Shares

State Street Nominees Limited                                            782,100

Bank of New York Nominees                                             16,123,973

Northern Trust                                                         4,661,846

Chase Nominees Limited                                                 8,939,509

Midland Bank plc                                                         772,800

Bankers Trust                                                            435,107

Barclays Bank                                                            406,100

Citibank London                                                          190,300

Morgan Guaranty                                                          454,900

Nortrust Nominees                                                      7,639,020

MSS Nominees Limited                                                     122,100

State Street Bank & Trust Co.                                          5,621,557

Lloyds Bank                                                              172,400

Citibank                                                                 216,518

Citibank NA                                                            1,046,000

Deutsche Bank AG                                                         356,700

Chase Manhattan Nominee Ltd.                                             288,900

HSBC Bank plc                                                          1,730,624

Mellon Bank N.A.                                                         356,700

Northern Trust AVFC                                                    1,775,500

KAS UK                                                                   237,400

Mellon Nominees (UK) Limited                                             367,600

Bank One London                                                          428,300

HSBC                                                                      74,100

JP Morgan Chase Bank                                                     280,600

Raiffeisen Zentral Bank                                                2,822,000

Fortis Bank                                                               35,600

Metzler Seel Sohn & Co.                                                  464,300

Nordea Bank                                                              258,043

Bayerische Hypo Und Vereinsbank AG                                        50,900

                                                      TOTAL           57,111,497


                                     Schedule B

                            Capital International S.A.



Registered Name                                                     Local Shares

State Street Nominees Limited                                            114,700

Bank of New York Nominees                                                 43,800

Chase Nominees Limited                                                 2,491,108

Midland Bank plc                                                         591,700

Barclays Bank                                                            333,100

Pictet & Cie, Geneva                                                     190,900

Brown Bros.                                                               62,200

Nortrust Nominees                                                         50,500

Morgan Stanley                                                            59,300

J.P. Morgan                                                            4,801,370

State Street Bank & Trust Co.                                            333,100

Lloyds Bank                                                               92,300

Citibank NA                                                               50,000

HSBC Bank plc                                                          1,182,200

Lombard Odier Et Cie, Geneva                                             929,500

Metzler Seel Sohn & Co.                                                   42,700

Credit Suisse, Zurich                                                    178,700

                                                      TOTAL           11,547,178


                                       Schedule B

                               Capital International, Inc.

Registered Name                                                     Local Shares

State Street Nominees Limited                                          3,831,639

Bank of New York Nominees                                              1,521,962

Northern Trust                                                            37,000

Chase Nominees Limited                                                 4,955,100

Midland Bank plc                                                         347,800

Bankers Trust                                                             65,500

Brown Bros.                                                              140,900

Nortrust Nominees                                                        793,477

State Street Bank & Trust Co.                                            823,000

Sumitomo Trust & Banking                                                  41,800

Citibank                                                                  35,900

Citibank NA                                                              699,724

State Street Australia Limited                                            47,700

HSBC Bank plc                                                            239,046

JP Morgan Chase Bank                                                     486,460

                                                      TOTAL           14,067,008

                                       Schedule B

                        Capital Research and Management Company

Registered Name                                                     Local Shares

State Street Nominees Limited                                          1,000,000

Chase Nominees Limited                                               156,228,394

JPM Nominees Ltd.                                                         64,200

State Street Bank & Trust Co.                                             86,000

                                                      TOTAL          157,378,594

                                       Schedule B


From: The Capital Group Companies, Inc.






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date: 9 May, 2006